EXHIBIT 99.1

Cellectis Appoints Carrie Brownstein, M.D., as Chief Medical Officer

Industry veteran joins Cellectis leadership team as UCART product pipeline advances in clinical trials

NEW YORK, April 13, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced the appointment of Carrie Brownstein, M.D., to the role of Chief Medical Officer. In Dr. Brownstein’s new role, she will oversee clinical research and development for Cellectis’ UCART clinical trial programs. Dr. Brownstein joins Cellectis from Celgene, with a strong track record in hematology and myeloid diseases. She is assuming her new position based in the Cellectis New York office and is joining the Company’s executive committee.

“We are thrilled to have Dr. Brownstein bringing her strong industry expertise and impressive leadership at a time when our three proprietary product candidates are advancing in clinical studies,” said Dr. André Choulika, Chairman and CEO, Cellectis. “Carrie has an impressive track record in clinical development across all phases of the product lifecycle, including successful regulatory filings in the US and EU for novel products. With that solid experience, her hands-on approach and passion for developing innovative therapies, I am confident that Carrie will be a pivotal addition to our leadership team and I look forward to working alongside her and the team to bring Cellectis’ allogeneic CAR-T product candidates to patients in need.”

Dr. Brownstein joins Cellectis as a seasoned clinical and medical expert from Celgene, where she most recently served as Vice President, Global Clinical Research and Development, Therapeutic Area Head for myeloid diseases. In this role, Dr. Brownstein managed a clinical team of physicians and scientists across multiple global sites and was responsible for management and cross-functional development of products to treat patients with myeloid diseases. Prior to Celgene, Dr. Brownstein served as Executive Director, Clinical Sciences Oncology at Regeneron Pharmaceuticals where she led teams investigating multiple early development programs and assets, including T-cell engaging bispecific antibodies. Dr. Brownstein started her industry career at Hoffman-La Roche (Roche Pharmaceuticals), where she held roles of increasing responsibility, and most recently served as Senior Medical Director supporting the development and approval of a number of hematology and oncology therapies. Prior to her career in an industry setting, Dr. Brownstein practiced medicine as a pediatric oncologist within notable New York institutions such as New York Presbyterian Columbia University and Mount Sinai Medical Center.

Dr. Brownstein received her M.D. from Tufts University School of Medicine and completed her internship and residency at the Babies and Children’s Hospital of Columbia Presbyterian Medical Center (NYP, Morgan Stanley Children’s Hospital) in New York, NY. She completed a fellowship in pediatric hematology and oncology at Memorial Sloan Kettering Cancer Center also New York, NY.

“Throughout my career, I’ve always been passionate about the field of hematology and oncology and have sought opportunities where I could make a meaningful impact on the lives of patients with unmet medical needs,” noted Dr. Brownstein. “Cellectis is a pioneer in gene editing and immuno-oncology and is laying the groundwork to innovate the CAR T-cell field with their allogeneic approach. I am eager to join Cellectis at such a pivotal time, and look forward to joining the talented team and leading these truly transformative therapies through the clinic towards commercialization.”

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements that are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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